Filed pursuant to 424(b)(3)

Registration No. 333-184126

INDUSTRIAL PROPERTY TRUST INC.

SUPPLEMENT NO. 1 DATED SEPTEMBER 9, 2013

TO THE PROSPECTUS DATED AUGUST 14, 2013

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Industrial Property Trust Inc. (the “Company”), dated August 14, 2013 (the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purposes of this Supplement are as follows:

A.	To provide an update on the status of our current public offering; and

B.	To provide information regarding distributions declared.

A. Status of Our Current Public Offering

The registration statement for our initial public offering of up to $2,000,000,000 in shares of our common stock was declared effective by the Securities and Exchange Commission on July 24, 2013. Pursuant to the terms of this offering, all subscription proceeds were required to be deposited in escrow pursuant to the terms of an escrow agreement with UMB Bank, N.A. until we received subscriptions aggregating at least $2,000,000. As of September 6, 2013, John A. Blumberg, James R. Mulvihill, Evan H. Zucker, Dwight L. Merriman III, certain of our other officers and officers of the Advisor and its affiliates, directly or indirectly, had deposited an aggregate of $2,000,000 into escrow in connection with their subscriptions for shares of our common stock. Each of Messrs. Blumberg, Mulvihill and Zucker, subscribed, directly or indirectly, for $468,333 in shares of our common stock and Mr. Merriman subscribed indirectly for $210,000 in shares of our common stock. As noted above, the balance of the $2,000,000 in aggregate subscriptions were made by certain of our other officers and officers of the Advisor and its affiliates.

As a result, we have received sufficient offering proceeds to satisfy the minimum offering requirements for our offering with respect to all states other than the states of Ohio and Pennsylvania. Subscriptions from Ohio residents will not be released from escrow until subscriptions for shares totaling at least $7,000,000 have been received from all sources. In addition, we will not accept subscriptions from Pennsylvania residents until we have received at least $50,000,000 in aggregate gross proceeds from investors in this offering who are not Pennsylvania residents.

Accordingly, the offering proceeds received from stockholders (other than proceeds received from residents of the state of Ohio) were released from escrow on September 6, 2013 and we have commenced operations.

B. Declaration of Distributions

On August 8, 2013, our board of directors authorized daily distributions at a quarterly rate of $0.1125 per share of common stock to all common stockholders of record as of the close of business on each day commencing on the date that we meet the minimum offering requirements in connection with this offering and ending on the last day of the quarter in which the minimum offering requirements are met, which we refer to as the “Initial Quarter.” Accordingly, the Initial Quarter commenced on September 6, 2013 and will end on September 30, 2013. Distributions for the Initial Quarter will be paid on a date determined by us that is no later than December 31, 2013. Because our minimum offering requirements were met prior to September 30, 2013, our board of directors also has authorized daily distributions at a quarterly rate of $0.1125 per share of common stock for the fourth quarter of 2013 to all common stockholders of record as of the close of business on each day of such quarter. Distributions for the fourth quarter of 2013 will be paid on a date determined by us that is no later than January 15, 2014.

Distributions will be calculated based on the number of days each stockholder has been a stockholder of record. Distributions for stockholders participating in our distribution reinvestment plan will be reinvested into shares of our common stock. Some or all of these distributions may be paid from sources other than cash flows from operating activities, such as cash flows from financing activities, which may include borrowings, proceeds of this offering, proceeds from the issuance of shares pursuant to our distribution reinvestment plan, cash resulting from a waiver or deferral of fees, and interest income from our cash balances.